Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED

JUNE 30, 2024

CONTENTS

COMPANY OVERVIEW	2
OPERATING AND FINANCIAL HIGHLIGHTS	3
SUSTAINABILITY	4
OUTLOOK	6
FINANCIAL RESULTS	8
FINANCIAL CONDITION REVIEW	13
KSM SITE CAPTURE AND EARLY WORKS	16
MINERAL INTERESTS	18
LIQUIDITY AND CAPITAL RESOURCES	22
COMMITMENTS AND CONTINGENCIES	27
OTHER CONTINGENCIES	28
CONTROLS AND PROCEDURES	29
SHARES ISSUED AND OUTSTANDING	30
RECENT ACCOUNTING PRONOUNCEMENTS	30
CRITICAL ACCOUNTING ESTIMATES	30
RISKS AND UNCERTAINTIES	30
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	31

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated August 13, 2024, is intended to supplement and complement the unaudited interim condensed consolidated financial statements and related notes (“consolidated interim financial statements”) as at and for the three and six months ended June 30, 2024. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2023, and the 2023 Annual Information Form filed on SEDAR+ at www.sedarplus.ca. Other corporate documents are also available on SEDAR+ and EDGAR as well as the Company’s website www.seabridgegold.com. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the “Cautionary Note Regarding Forward-Looking Statements” in this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. As the Company has no operating projects at this time, its ability to carry out its business plan rests on its ability to sell projects or to secure equity and other financings. All dollar figures are in Canadian dollars unless otherwise stated. Figures in some tables may not add up due to rounding.

The consolidated interim financial statements for the three and six months ended June 30, 2024 and the comparative period have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

COMPANY OVERVIEW

Seabridge Gold Inc. is a company engaged in acquiring, exploring, and advancing of mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and additional exposure to copper from significant copper resources it has acquired and discovered. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since its inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. The Company also holds a 100% interest in the Iskut Project in British Columbia, the 3 Aces Project in Yukon and the Snowstorm Project in Nevada. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

●	Subsequent to the quarter end, on July 26, 2024, the company received its Substantially Started designation from the British Columbia Government (“BC Government”) that was applied for in early 2024. This designation affirms the validity of the BC Environmental Assessment Certificate (“EAC”) for the life of the KSM Project

●	Published the 2023 Sustainability Report

●	15,000-meter drill program commenced at Iskut

●	8,000-meter drill program commenced at 3 Aces

●	In the first quarter of 2024, the Company filed an updated NI 43-101 Courageous Lake Technical Report showcasing a considerably more profitable mining operation and incorporating design changes that improve its performance on certain sustainability measures compared to its 2012 predecessor. This update projects a more profitable venture with reduced initial capital requirements and a lower strip ratio.

➢	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces

➢	The 2024 PFS open pit mine plan produces 2.5 million ounces of gold over 12.6 years with a Base Case after-tax NPV of 5% of US$523 million using the 3-year trailing average gold price of US$1,850/oz and consensus long-term forecast forex of 0.74 US$/C$

➢	Sensitivity of the economic results to the gold price assumption is shown in the table below.

		Lower Case	Base Case	Recent High Spot Case (03 Dec 2023)	High Case
Gold Price	US$/Oz	$1,750	$1,850	$2,130	$2,500
NPV (5%)	US$ Millions	$410	$523	$836	$1,134
IRR	%	17.5%	20.6%	28.5%	38.2%
Payback	years	3.2	2.8	2.0	1.6

The Technical Report may be viewed on the Company’s website under the Projects – Courageous Lake tab.

●	At KSM, in February 2024, the Company updated the Mineral Resource Estimates for the Iron Cap and Kerr deposits.

➢	Inferred mineral resources increased by 5.9 million ounces of Gold, 3.3 billion pounds of copper, 55.4 million ounces of silver, and 51 million pounds of molybdenum

➢	Indicated mineral resources increased by 0.3 million ounces of gold, 0.2 billion pounds of copper, 3.5 million ounces of silver, and 2 million pounds of molybdenum.

FINANCIAL HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars, except share data)	2024	2023	2024	2023
Remeasurement gain (loss) on secured note liabilities through profit and loss	68,115	10,379	82,755	(1,367)
Remeasurement gain on secured note liabilities through other comprehensive income	55,430	8,728	34,079	1,127
Unrealized foreign exchange gain (loss)	(5,997)	5,723	(19,350)	6,281
Corporate and administrative expenses	(4,765)	(3,943)	(9,378)	(7,803)
Income tax (expense) recovery	(15,630)	(2,612)	(21,403)	868
Cash used in operating activities	(9,986)	(5,653)	(8,633)	(7,491)
Cash used in investing activities	(13,565)	(44,787)	(52,864)	(56,702)
Cash from financing activities	38,931	215,725	49,764	220,915

Share data
Basic earnings (loss) per share	0.51	0.11	0.43	(0.02)
Diluted earnings (loss) per share	0.51	0.11	0.42	(0.02)
Share price as at June 30 (TSX - Canadian dollars)	18.70	15.97	18.70	15.97
Weighted average outstanding shares (basic) (millions)	87.9	82.4	87.2	82.0

(In thousands of Canadian dollars)	June 30, 2024	December 31, 2023
Balance sheet information
Cash and cash equivalents	71,309	82,438
Mineral interests, property and equipment	1,180,602	1,128,464
Long-term receivables	119,947	105,947
Secured note liabilities	483,023	573,888

SUSTAINABILITY

Management and the Board of Directors consider more than just environmental, social and governance issues when considering Sustainability. The Company also takes into account diversity, equity, and inclusion (DEI) to form our overall approach to Sustainability. Thus, the Board of Directors and management has incorporated Sustainability into the Company’s goals, priorities, and strategies to operate safely, sustainably, and with the highest governance standards. The Board of Directors has established a Sustainability Committee and granted that Committee oversight responsibilities with respect to the Company’s Sustainability initiatives. This Committee reviews climate-related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s Sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s Sustainability reporting practice. The Sustainability Policy guides the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors. The policy also governs the strategic framework and Sustainability goals. The Company publishes its Sustainability Report annually covering its performance on measures of Sustainability and approach to participating in the fight against climate change for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve high operating standards, assessing and mitigating impacts on the physical environment and supporting the communities in which the Company operates.

During the current quarter, the Company published its 2023 Sustainability Report that covers many aspects of sustainability, from enhancing the benefits of our exploration activities to our Treaty and First Nation partners to supporting the social and economic infrastructure essential to the well-being of our surrounding communities. The report provides insights into the sustainability challenges we face and the measures we are taking to meet those challenges.

The report also outlines achievements made in the realm of diversity and inclusion at the Board of Directors level and throughout the organization. The Company has added Indigenous representation on the Board and has increased Indigenous participation in our management team. At the board level, 36% of our directors are women and 60% board committees are chaired by women and on the Company’s executive team, female representation is at 30% The report also documents the evolution of a safety culture in the Company, detailing the comprehensive safety practices introduced in 2023 and the procedures for measuring our progress that have been implemented.

The Sustainability Committee continued the work of assessing our climate and nature-related risks and opportunities. We continue to look for additional opportunities to decarbonize and optimize our project design.

The Sustainability report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed for specifically for the Company relating to culture, communities and local engagement.

The 2023 Sustainability Report includes Scope 1, 2, and 3 emissions, compliant with the Task Force on Climate-Related Financial Disclosures and will make submissions for the Climate Disclosure Project scoring that will provide a snapshot of the Company’s disclosure and environmental performance. Although this reporting is in advance of mandatory reporting, the Company believes the time and resources required to develop the processes, including embedded internal controls over those processes is considerable and further believes the voluntary disclosures will aid in the evolution of its reporting.

Management and the Board of Directors attend workshops to identify, assess and develop plans for relevant climate-related risks and opportunities. The workshops also act to prioritize identified threats, risks and opportunities for the development of action plans. Threats or risks are those associated with the transition to a low-carbon economy, and physical impact risks due to climate change. And finally, scenario analysis is used to assess potential implications to the Company as a whole. The scenarios used by management and the Board of Directors are those developed by the Network for Greening the Financial System and entail evaluating physical and transition risks and impacts to the Company under three future climate change outcomes and three-time horizons. Each scenario and time frame illustrates the highest potential impact and the level of action needed but also common impacts amongst all scenarios. Although potential impacts have been identified such as supply chain instability, increasing investor expectations, extreme weather events and metals price volatility, there are currently no near-term material climate-related risks or opportunities identified within all of these approaches and processes completed by the Company. All risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

In the six months ended June 30, 2024, and to the date of this report, the Company had no significant environmental and safety incidents or concerns that required reporting to government agencies or other regulators.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

OUTLOOK

KSM Project

The Company continues its pursuit of a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to the Company since it does not intend to build or operate the project alone. The KSM Project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete could include some or all of this recommended work and may include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is difficult to predict. The Company plans its work to advance the KSM Project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. While planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities and available financing, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans and objectives for each year are announced in the second quarter of each year and budgets are established at the beginning of each year.

On January 17, the Company filed its application for the Substantially Started designation for KSM and subsequent to the quarter end, in July 2024, the Company received its Substantially Started designation from the BC Government for the project. This designation affirms the validity of the BC Environmental Assessment Certificate (“EAC”) for the life of the KSM Project, significantly reducing project risk.

In order to apply for the Substantially Started designation for KSM, in 2023, the Company completed infrastructure work including the construction of fish habitat offsetting ponds, powerline installations, road and bridge, and camp construction. In the current year the Company continues early works activities, focusing on the continued construction of the power substation but also includes the clearing of additional sites for the location of the proposed additional infrastructure along with other technical and environmental activities.

The Company has only prepared preliminary estimates for the cost of additional work at KSM and certain of the work requires further engineering before reasonable cost estimates can be established. The Company’s budget for 2024 activities is estimated at $115.7 million that includes $56.6 million prepayment to BC Hydro, $46.9 million site capture and early works, and $12.2 million environmental and social, technical and engineering and other holding or property costs. The budgeted scope will be funded with cash on hand as well as funds raised through the Company’s At-The-Market (“ATM”) offering and other potential financings.

Iskut Project

At Iskut, the Company is conducting its planned 2024 exploration program that includes more than 15,000 meters of diamond drilling for a copper/gold porphyry deposit at Snip North, Quartz Rise or on the Bronson deposit. The program will concentrate on testing for the source copper-gold porphyry that has driven the intermediate sulfidation epithermal mineral systems recognized in our 2023 program. The Bronson Slope mineral resource and the discovery, in 2023, of similar mineralization at Snip North are interpreted to be high-level expressions of intrusive related porphyry mineralization. The search for these source intrusions will employ three helicopter-portable drill rigs to complete the approximately 15,000 meters of core drilling this year, at a budgeted cost of $12 million.

Environmental work continues on the reclamation and closure plan for the Johnny Mountain mine and along with other non-reclamation environmental work, project carrying costs, and allocation of payroll costs, an additional $2.9 million is expected to be incurred for a total planned spend of $14.8 million for all of 2024.

3 Aces Project

In 2024, at the 3 Aces Project, the Company is undertaking a $5.9 million exploration program on the 357 km2 project which includes drill testing three priority resource expansion targets in the Central Core Area, completing a surface evaluation of three regional targets, reverse circulation drilling of two priority regional targets and completing a regional exploration model, prioritizing targets throughout the property for resource definition in 2025. The 2023 exploration program was successful in testing and refining the 3 Aces exploration model, which led to prioritizing the 2024 targets.

Additional environmental and technical work and carrying costs for the project entail an additional $2.7 million of spending bringing the project’s total budget to $8.6 million.

Snowstorm Project

At Snowstorm, a $1.1 million program is planned to complete a ground survey of permit requirements for the Goldstorm target and to refine the Company’s strategy for opportunities to discover a Getchell-style deposit.

Courageous Lake Project

No significant spending is expected for the Courageous Lake Project as the Company completed and filed the 2024 PFS.

The Company is exploring various alternatives for raising the funding necessary to fund operations and meeting its established objectives. Financing options include the sale of shares, including a possible financing under a Prospectus Supplement to its existing Base Shelf Prospectus, share sales through its ATM program, the sale of a royalty or streaming interest in the KSM Project or other projects, funding from a joint venture partner as part of earning into an interest in the KSM Project and the sale of all or some of Company’s assets.

FINANCIAL RESULTS

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars except where noted)	2024	2023	2024	2023
Remeasurement gain (loss) on secured note liabilities through profit and loss	68,115	10,379	82,755	(1,367)
Corporate and administrative expenses	(4,765)	(3,943)	(9,378)	(7,803)
Other income - flow-through shares	2,105	1,371	2,353	1,516
Foreign exchange gain (loss)	(5,751)	5,111	(18,652)	5,698
Finance costs and other	(147)	(2,034)	(232)	(2,210)
Interest income	1,314	713	1,625	1,499
Earnings (loss) before income taxes	60,871	11,597	58,471	(2,667)
Income tax (expense) recovery	(15,630)	(2,612)	(21,403)	868
Net profit (loss) for the period	45,241	8,985	37,068	(1,799)

During the current quarter, the Company recorded net earnings of $45.2 million, or $0.51 per share, on both a basic and diluted basis. During the comparative period of 2023, the Company recorded net earnings of $9.0 million, or $0.11 per share, on both a basic and diluted basis.

During the first half of 2024, the Company recorded net earnings of $37.1 million, or $0.43 per share, on a basic and $0.42 on a diluted basis. During the comparative period of 2023, the Company recorded a net loss of $1.8 million, or ($0.02) per share, on both a basic and diluted basis.

Re-measurement gain (loss) on secured note liabilities through profit and loss

During the three and six months ended June 30, 2024, the gain recognized on the remeasurement of the secured note liabilities was the net result of gains due to an increase in discount rates, re-estimating timelines for achieving key milestones and full development of the project to commercial production, and payment of interest, offset by the impact of narrower credit spreads, higher metal prices, the appreciation of the U.S. dollar compared to the Canadian dollar, and the change in the valuation date.

During the second quarter of 2023, the gain recognized on the remeasurement of secured note liabilities was the net result of gains due to decrease in metal price assumptions and payment of interest, partially offset by losses due to decrease in discount rates and the impact of a change in the valuation date. During six months ended June 30, 2023, the loss recognized on the remeasurement of secured note liabilities was the net result of loses due to increase in metal price assumptions and the impact of a change in the valuation date, partially offset by gain due to increase in discount rates.

Corporate and administrative expenses

Corporate and administrative expenses are outlined below:

	Three months ended June 30,		Six months ended June 30,
($000s)	2024	2023	2024	2023
Employee compensation	1,638	1,465	3,358	3,085
Stock-based compensation	857	859	2,047	1,727
Professional fees	1,210	662	1,915	936
Other general and administrative	1,060	957	2,058	2,055
	4,765	3,943	9,378	7,803

Total corporate and administrative expenses for the three months ended June 30, 2024 were $4.8 million compared to $3.9 million in the prior year quarter. The increase was mainly due to higher employee compensation expenses and higher professional fees. Professional fees and other general and administrative expenses increased by $0.7 million mainly due to the higher costs associated with external consulting, due diligence costs, and legal fees.

Total corporate and administrative expenses for the six months ended June 30, 2024, were $9.4 million compared to $7.8 million in the prior year. The increase was mainly due to higher employee compensation expenses and higher professional fees. Professional fees and other general and administrative expenses increased by $1.0 million mainly due to the higher costs associated with external consulting, due diligence costs, and legal expenses.

Stock-based compensation expense related to restricted share units (“RSUs”) increased by $0.3 million in the first half of 2024 compared to the prior-year quarter. The increase was primarily attributed to the higher number of unvested RSUs being amortized in the current period compared to the comparative period. As of June 30, 2024, 634,660 RSUs were outstanding compared to 360,266 RSUs outstanding on June 30, 2023. The Company’s stock-based compensation expenses and the RSUs are illustrated in the following tables:

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2023	Expensed in 2023	Expensed in 2024	Balance to be expensed
June 24, 2021	10,000	222	185	37	-	-
September 1, 2021	20,000	454	379	75	-	-
September 7, 2021	10,000	229	191	38	-	-
October 1, 2021	10,000	195	146	49	-	-
December 13, 2021	123,800	2,622	2,622	-	-	-
July 4, 2022	10,000	159	52	81	26	-
December 13, 2022	305,266	4,991	135	2,820	975	1,061
June 28, 2023	20,000	312	-	52	52	208
December 11, 2023	379,300	4,640		117	994	3,529
			3,710	3,269	2,047	4,798

During the fourth quarter of 2023, 379,300 RSUs were issued, with 48,300 RSUs granted to Board members, 277,500 RSUs granted to executive members, and 53,500 RSUs granted to employees. On December 11, 2023, 11,840 RSUs were vested, representing 1/3 of the RSUs granted to employees in 2022. During Q1 2024 and upon the Company submitting its formal application to BC regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs, granted in 2022, vested.

Other income - flow-through shares

During the three and six months ended June 30, 2024, the Company recognized $2.1 million and $2.4 million, respectively, of other income related to the flow-through share premium recorded on the financing completed in December 2023 (discussed below). During the comparative periods, the Company recognized $1.4 million and $1.5 million of other income related to the flow-through share premium recorded on the financings completed in December 2022.

Foreign exchange

Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the U.S. dollar in the current period. Of the $5.8 million foreign exchange loss during the current quarter, $6.0 million relates to the revaluation of the secured note liabilities denominated in U.S. dollars, partially offset by $0.2 million gain recognized mainly on the revaluation of cash and cash equivalents denominated in U.S. dollars. A foreign exchange gain of $5.7 million in the prior year’s quarter relates to the revaluation of the secured note liabilities, offset by a loss of $0.6 million on the revaluation of current assets and liabilities.

Of the $18.7 million foreign exchange loss during the six months ended June 30, 2024, $19.4 million relates to the revaluation of the secured note liabilities denominated in U.S. dollars, partially offset by $0.7 million gain recognized mainly on the revaluation of cash and cash equivalents denominated in U.S. dollars. A foreign exchange gain of $6.3 million in the prior year relates to the revaluation of the secured note liabilities, offset by a loss of $0.6 million on the revaluation of current assets and liabilities.

Finance costs and other

Finance costs and other amounted to $0.1 million and $0.2 million in the three and six months ended June 30, 2024, respectively, compared to $2.0 million and $2.2 million in the three and six months ended June 30, 2023, respectively. The finance costs incurred in 2023 were primarily related to the 2023 secured note financings.

Interest income

Interest income recognized during the three and six months ended June 30, 2024, amounted to $1.3 million and $1.6 million, respectively. For the same periods in the prior year, interest earned was $0.7 million and $1.5 million. The interest income resulted from interest earned on cash and cash equivalents during those periods. Even though cash balances were higher as of June 30, 2023, compared to June 30, 2024, the $199 million of proceeds received on the issuance of the 2023 secured note did not earn any interest as the financing closed on June 29, 2023.

Tax expense

During the three and six months ended June 30, 2024, the Company recognized income tax expense of $15.6 million and $21.4 million, respectively, primarily due to the deferred tax liability arising from the gain recognized on the remeasurement of the fair value of the secured note liabilities and renouncement of expenditures related to the December 2023 flow-through shares issued which are capitalized for accounting purposes, partially offset by income tax recovery arising from the losses in the period. For the three and six months ended June 30, 2024, the income tax related to the portion of the revaluation of the secured note liabilities recorded through other comprehensive income (loss) was $15.0 million and $9.3 million, respectively, and was recorded through other comprehensive income (loss).

During the previous year’s quarter, the Company recognized income tax expense of $2.6 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the 2022 Secured Note, and foreign exchange gain, and the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period. The income tax impact of the revaluation of the 2022 Secured Note that was recorded through other comprehensive income (loss), was $2.3 million, and was also recorded through other comprehensive income (loss).

During the six months ended June 30, 2023, the Company recognized income tax recovery of $0.9 million, primarily due to the taxes arising from the loss during the period, including the loss recognized on remeasurement of the fair value of the 2022 Secured Note, partially offset by foreign exchange gain and from the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax expense on the revaluation of the 2022 Secured Note of $0.3 million that was recorded through other comprehensive income (loss), was also recorded through other comprehensive income (loss).

QUARTERLY INFORMATION

Selected financial information for the last eight quarters ending June 30, 2024 is as follows:

	2024		2023				2022
(in thousands of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	45,241	(8,173)	(22,175)	(5,292)	8,985	(10,784)	(25,246)	5,045
Basic earnings (loss) per share	0.51	(0.09)	(0.26)	(0.06)	0.11	(0.13)	(0.31)	0.06
Diluted earnings (loss) per share	0.51	(0.09)	(0.26)	(0.06)	0.11	(0.13)	(0.31)	0.06

Change in the fair value of the secured note liabilities is summarized in the following table:

	2024		2023				2022
(in thousands of Canadian dollars)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Change in fair value through profit or loss:
Remeasurement gain (loss) on secured note liabilities through profit and loss	68,115	14,640	(40,065)	11,742	10,379	(11,746)	(19,496)	24,897
Unrealized foreign exchange gain (loss)	(5,997)	(13,351)	14,881	(12,013)	5,723	559	(423)	(13,571)
Total change in fair value gain (loss) through profit or loss	62,118	1,289	(25,184)	(271)	16,102	(11,187)	(19,919)	11,326
Remeasurement gain (loss) on secured note liabilities through other comprehensive income (loss)	55,430	(21,351)	(53,457)	(32,063)	8,728	(7,601)	(22,961)	2,329
Capitalized deferred interest	(3,335)	(3,287)	(6,588)	-	-	-	-	-
Total change in fair value	114,213	(23,349)	(85,229)	(32,334)	24,830	(18,788)	(42,880)	13,655

For the three months ended June 30, 2024, $3.3 million (Q1 2024 - $3.3 million, Q4 2023- $6.6 million) of deferred interest related to the 2023 Secured Note was classified as capitalized borrowing costs.

FINANCIAL CONDITION REVIEW

(In thousands of Canadian dollars)	June 30, 2024	December 31, 2023
Balance sheet information
Cash and cash equivalents	71,309	82,438
Other current assets	14,539	11,513
Non-current assets	1,324,041	1,257,008
Total assets	1,409,889	1,350,959

Current liabilities	40,718	39,409
Non-current liabilities excluding secured note liabilities	37,622	7,739
Secured note liabilities	483,023	573,888
Total liabilities	561,363	621,036
Total equity	848,526	729,923
Total liabilities and equity	1,409,889	1,350,959

Cash and cash equivalents

Cash and cash equivalents decreased mainly as a result of cash used in investing and operating activities, partially offset by cash raised under the Company’s ATM program and flow-through financing (discussed below).

Other current assets

Other current assets primarily consist of HST and other receivables, prepaids, and investments. The increase in other current assets in 2024 was mainly due to a $4.3 million expected reclamation deposit refund from the BC government. The deposit was originally made in cash, and it was replaced with a letter of credit in June 2024.

Non-current assets

Non-current assets consist primarily of mineral interests, property and equipment, long-term receivables, reclamation deposits and investment in associate. The increase relative to the prior-year period, was primarily due to investment in mineral interests, property and equipment at KSM, Iskut and 3 Aces projects, and a $14.0 million deposit made with BC Hydro.

Current liabilities

Current liabilities primarily consist of trade and other payables. The higher current liabilities are due to increased seasonal activities at the exploration projects during the summer months, and $14.0 million accrued payment to BC Hydro, partially offset by the general reduction of trade payable at the KSM project.

Non-current liabilities

Non-current liabilities excluding secured note liabilities consist primarily of deferred income tax liabilities, provision for reclamation liabilities, and lease obligations. During the six months ended June 30, 2024, the Company recognized deferred income tax liability of $30.5 million (as at December 31, 2023 – nil) primarily due to the liability arising from the gain recognized on the remeasurement of the fair value of the secured note liabilities.

Secured notes liabilities

Secured notes liabilities consist of the U.S. dollar-denominated 2022 and the 2023 secured notes. The fair value of the secured note liabilities decreased relative to the prior-year period, primarily due to an increase in discount rates, re-estimating timelines for the development of the project to commercial production, and settlement of interest. The decrease was partially offset by an increase in fair value resulting from narrower credit spreads, higher metal prices, the appreciation of the U.S. dollar compared to the Canadian dollar, and the impact of valuing the notes at reporting periods closer to maturity.

The change in the fair value of the secured note liabilities during the three and six months ended June 30, 2024, and the prior-year period is summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
($000s)	2024	2023	2024	2023
2022 Secured Note:
Remeasurement gain (loss)	19,493	10,379	24,912	(1,367)
Foreign exchange gain (loss)	(3,069)	5,498	(9,909)	6,056
Total gain through profit or loss	16,424	15,877	15,003	4,689
Gain through other comprehensive income	25,056	8,728	15,977	1,127
Decrease in fair value during the period	41,480	24,605	30,980	5,816

2023 Secured Note:
Remeasurement gain	45,287	-	51,221	-
Foreign exchange gain (loss)	(2,928)	225	(9,438)	225
Total gain through profit or loss	42,359	225	41,783	225
Gain through other comprehensive income	30,374	-	18,102	-
Decrease in fair value during the period	72,733	225	59,885	225

2022 and 2023 Secured Notes:
Remeasurement gain (loss)	64,780	10,379	76,133	(1,367)
Foreign exchange gain (loss)	(5,997)	5,723	(19,347)	6,281
Total gain through profit or loss	58,783	16,102	56,786	4,914
Gain through other comprehensive income	55,430	8,728	34,079	1,127
Decrease in fair value during the period	114,213	24,830	90,865	6,041

During the three and six months ended June 30, 2024, the deferred interest related to the 2023 Secured Note, of $3.3 million and $6.6 million, respectively, was classified as capitalized borrowing costs.

The company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. During the current quarter, the Company re-estimated the timelines for achieving key milestones for commercial production. Key assumptions in this model are summarized in the following table:

2022 Secured Note:

Inputs and assumptions	June 30, 2024	Jun 30, 2023
Forecast silver production in thousands of ounces	166,144	166,144
Quoted future silver price as at June 30, 2031	US$36.26	US$28.27
Risk-free rate	4.5%	3.8%
Credit spread	3.5%	5.4%
Share price volatility	60%	60%
Silver royalty discount factor	11.0%	9.1%

2023 Secured Note:

Inputs and assumptions	June 30, 2024	June 29, 2023
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Quoted future prices as at June 30, 2031
Gold per ounce	US$2,790.42	US$2,352.04
Silver per ounce	US$36.26	US$27.51
Copper per pound	US$4.48	US$3.64
Molybdenum per pound	US$31.50	US$22.99
Risk-free rate	4.5%	3.9%
Credit spread	3.5%	5.4%
Share price volatility	60%	60%
NSR royalty discount factor	11.0%	9.1%

The fair value of the 2022 Secured Note and 2023 Secured Note was estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.

It should be noted that the remeasurement of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the notes will be exchanged for the prescribed royalty and NSR, at maturity.

KSM SITE CAPTURE AND EARLY WORKS

During the six months ended June 30, 2024 the Company continued site capture and early infrastructure development activities that focused on site power for construction and eventual production at KSM. In July 2024, the Company received its Substantially Started designation from the BC Government for its 100% owned KSM Project. This designation affirms the validity of the BC Environmental Assessment Certificate (“EAC”) for the life of the KSM Project.

Expenditures related to site capture and early work program, started in 2021 and continued through 2024, are illustrated below:

($000s)	Capital expenditures	Prepayments to BC Hydro[1]	Capitalized borrowing costs [2]	Total
Cost
As at December 31, 2022	178,299	38,500	14,735	231,534
Additions	158,072	54,220	19,403	231,695
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	20,134	14,000	16,027	50,161
As at June 30, 2024	356,505	106,720	50,165	513,390

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement the Company has made $106.7 million in prepayments inclusive of $14 Million which was accrued as at June 30, 2024 and paid in July 2024. These prepayments secure timelines for the KSM Project to draw power for construction and operating phases.

2)	During 2024, the Company incurred $16.0 million (2023 - $19.4 million) of interest expense related to the secured note liabilities that are capitalized at KSM as borrowing costs. The capitalized costs were net of $0.5 million (2023 - $6.9 million) of interest income earned on temporary investments of the borrowed funds.

During the six months ended June 30, 2024, the Company incurred $20.1 million on capital and camp operating expenditures, including Camp 11, Treaty Creek Access Road (“TCAR”), Bell Irving bridge maintenance, development of potable water supply, supply of construction aggregates, consolidation of utilities, and completion of water management systems (discussed below). In 2023, the Company incurred $157.9 million in capital expenditures including road, bridge, and camp construction, hydro installations, fish habitat offsetting programs, and the acquisition and transport of construction equipment and vehicles (discussed below).

Camp

During the six months ended June 30, 2024, the Company directed its resources toward sourcing and developing a potable water well at Camp 11 including developing a new water well, procuring the pumping materials and engaged in the design and procurement of a water treatment system. The company also completed a permanent stormwater discharge system and continued consolidating electrical utilities to reduce reliance on multiple power generators and lower project fuel use and emissions. Actively pursuing cost savings measures has reduced forecasted site annual operational costs by approximately $2 million.

Roads and Bridges

During the six months ended June 30, 2024, the Treaty Creek Access Road (“TCAR”) remained closed past 1.5 km until spring snowmelt and in the current quarter, road and ditch cleaning and maintenance commenced including the recertification of temporary bridge infrastructure. TCAR from Highway 37 to KM 1.5 and the Bell Irving bridge continue to receive regular inspections and maintenance.

Coulter Creek Access Road

In 2023, the construction of the Coulter Creek Access Road (“CCAR”) was completed at a cost of $9.5 million. The project involved building the road and putting in measures to control water flow and prevent sediment buildup. No additional work on CCAR is planned for 2024.

Fish Habitat

The Glacier Creek Fish Habitat Offsetting Program, including all bulk and final earthworks, fish habitat structures, specialty gravels, woody debris, mulching, and revegetation, was successfully completed in 2023 at a total cost of $38.2 million. An additional revegetation planting program was completed in the current quarter. Invasive species investigation and removal planning has commenced.

Planning for the Taft Creek Fish Habitat Offsetting program commenced in the current quarter and a decision will be made by the end of 2024 for potential construction work in early 2025. Land clearing and earthwork construction will be conducted in late 2024.

Land Clearing for Project Infrastructure

In order to further site investigation activities and in preparation for future work, in 2023 initial land-clearing activities took place for many of the permanent infrastructure locations. These locations included Camp 5, the ore processing center, water diversion channel, Mitchell portal pad, Mitchell temporary water treatment plant and muck pads, a water storage dam, and Mitchell Valley onsite roads. Planning for additional work in 2025 is being conducted.

Hydro Installation

In 2024, the Company continued its collaboration with BC Hydro for the extended construction of the Treaty Creek Terminal station. Substantial progress was made with primary tasks accomplished and the ongoing placement of concrete equipment foundations. Negotiations and study are currently in progress with BC Hydro to document and finalize costs to completion.

Pursuant to signing a Facilities Agreement in 2022 and its amendment in March 2024, the Company has made $106.7 million of payments inclusive of $14 million accrued as at June 30, 2024 and paid subsequent to the current quarter. Subject to financing, an additional $40 million deposit is scheduled to be paid in December 2024.

MINERAL INTERESTS

During the six months ended June 30, 2024, the Company added an aggregate of $16.5 million (2023 - $69.7 million) of expenditures that were attributed to mineral interests. The breakdown of the mineral interest expenditures by a project is illustrated in the following table:

	Six months ended June 30, 2024		Year ended December 31, 2023
($000s)	Amount	Percentage	Amount	Percentage
KSM	6,395	39%	40,490	58%
Iskut	5,860	36%	14,174	20%
3 Aces	3,105	19%	6,651	10%
Snowstorm	558	3%	4,897	7%
Courageous Lake	534	3%	3,520	5%
Total expenditures	16,452	100%	69,732	100%

The mineral interests’ activities by project are further discussed below.

KSM Project

At KSM, the projected economic results of the 2022 PFS with alternate scenarios are illustrated below.

Amounts expressed in US dollars	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35	$(83)	$118
Operating costs per ounce of gold produced (life of mine) [1]	$275	$164	$351
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601	$490	$677
Initial capital (billions)	$6.4	$6.4	$6.4
Sustaining capital (billions)	$3.2	$3.2	$3.2
Unit operating cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% discount rate (billions)	$13.5	$16.4	$9.2
Internal rate of return	20.1%	22.4%	16.5%
Payback period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% discount rate (billions)	$7.9	$9.8	$5.2
Internal rate of return	16.1%	18.0%	13.1%
Payback period (years)	3.7	3.4	4.3

1)	On a by-product basis

The results of the PEA announced in 2022 is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In July 2023, the Company was informed that Tudor Gold Corp (“Tudor”) is requesting that a certain license of occupation (the “Licence”) and Mines Act permit M-245 (the “Permit”) held by the Company’s wholly-owned subsidiary, KSM Mining ULC (KSMCo), be cancelled. The rights conveyed by the Licence and the relevant activities authorized by the Permit were initially conveyed and authorized in September 2014 and include rights and authorizations to engage in certain activities on land to which Tudor only acquired mineral rights in 2016. Tudor is claiming that, as a matter of law, the B.C. government did not have the power to issue this License and Permit. Tudor also argues that the License and Permit destroy the value of their own claims.

The Permit authorizes various activities, including activities on claims held by Tudor, along the route of, what is projected to be, the tunnels that will connect the east and west sides of the KSM Project. The License provides KSMCo the right to occupy the area in which it intends to construct the tunnels. Once constructed, the Licence will be converted into a statutory right of way including the 12.5 km that pass through mineral claims owned by Tudor. This type of authorization is commonly used by the B.C. government to manage activities that take place on the government-owned land base. The Licence and Permit have been in place for almost a decade and were granted after a thorough regulatory process that included participation by First Nations as well as Tudor’s joint venture partners, American Creek Resources Ltd. and Teuton Resources Corp., who were the owners of the claims at the time. In September 2023, the Company made a submission to both the BC Ministry of Energy, Mines and Low Carbon Innovation (“EMLI”) and the Ministry of Forests arguing for the dismissal of Tudor’s application. In October 2023, EMLI sent letters to each of the Company and Tudor stating that it affirms the province of BC’s authority to grant the License and Permits that authorize mining activities on third-party tenures and giving no indication that either will be cancelled or revoked. On November 17, 2023, Tudor’s submissions prompted a response from the BC Ministry of Water, Land, and Resource Stewardship (WLRS) regarding The Company’s current License of Occupation (“LOO”). The WLRS Letter verified that their records show the LOO is in good standing, and there is no justification for canceling it under the empowering statute or relevant LOO provisions. The Company has applied for the renewal of the LOO and anticipates receiving notification of its renewal in the third quarter of 2024.

In early 2024, EMLI further clarified their position in a revised letter that states that a Conditional Registration Reserve (CRR) was established by the Chief Gold Commissioner, for the MTT area, in 2012, and the CRR prohibits the obstruction, endangerment, or interference, with the construction, operation, and maintenance of the tunnel works by any free miner, including Tudor.

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration, and other holding or property costs. The below information describes those planned and actual incurred costs for the six months ended June 30, 2024.

At KSM, the Company’s 2024 actual and full-year planned expenditures related to the technical and engineering and environmental and social programs are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	1,293	2,916
Technical and engineering	2,097	3,664
Environmental and social	3,313	3,346
Other holding or property	88	2,322
Total	6,791	12,248

Technical and engineering costs include costs related to updating the Mineral Resource Estimate for KSM’s Kerr and Iron Cap deposits. Expenditures in the environmental and social aspects pertain to conducting baseline studies for environmental monitoring at KSM.

Iskut Project

At Iskut, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	746	1,510
Exploration	5,000	11,919
Environmental and social	260	1,130
Technical and engineering	10	200
Other holding or property	13	31
Total	6,029	14,790

The 2024 proposed expenditures at Iskut total $14.8M with $11.9 million allocated to exploration. The Company’s main objective is to file a new NI 43-101 Technical Report for Bronson Slope and complete a drill program of at least 15,000 meters for an evaluation of two deep copper-gold porphyry targets. The 2024 Iskut program is focusing on diamond drilling for a Cu-Au porphyry deposit.

In 2023 the Company conducted an extensive drilling program at Iskut based on the analysis of the 2022 drilling and geophysical surveying programs. The work program was designed to test deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource. Three helicopter-portable core drills were used for this program which entailed the completion of 17 drill holes exceeding 19,500 meters of core. Results of 2023 program identified broad zones of sericite-pyrite-carbonate alteration associated with continuous low gold grades. In addition, the first drill program on the Snip North target has found a new porphyry mineral system. The discovery consists of the intact, well-preserved upper parts of a copper-gold porphyry which is identified as an intermediate sulfidation epithermal occurrence.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective gold-copper intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of gold-copper deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target has encountered gold-copper grades that were followed up in the 2023 exploration program.

In addition to exploration work at Iskut, the Company continued its planned 2024 reclamation and closure activities at the Johnny Mountain mine site. During 2024, work included submittal of the 2023 Annual Reclamation Report. Reported within the provision for reclamation liabilities and in support of the reclamation and closure of the Johnny Mountain Mine, during the six months ended June 30, 2024, the Company incurred $0.2 million of costs compared to the $0.75 million full-year plan in 2024.

Snowstorm Project

At Snowstorm, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	147	319
Exploration and Environmental	101	403
Other holding or property	311	401
Total	559	1,123

For 2024 the Company’s objective is to continue to evaluate the potential for a Getchell-style discovery at Snowstorm and progress the permitting on a northern Nevada rift target at Goldstorm.

At Snowstorm, during 2023, the Company evaluated the results of the drilling program that commenced in late 2022 and was completed in early 2023. The 2023 exploration program was to further test for potential mineralized faults along the uplifted host stratigraphy zone.

3 Aces Project

At 3 Aces, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	550	1,344
Exploration	2,067	5,860
Environmental & technical services	383	1,312
Other holding or property	105	45
Total	3,105	8,561

The 2024 plan is to complete a drill program at 3 Aces of at least 8,000 meters to evaluate resource expansion potential at three targets in the Central Core Area and complete an initial evaluation on three regional targets. An updated 3-dimensional model has been built that brings together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the CCA. The 2023 drill program confirmed these extensions of historical discoveries, including localized high-grade zones, within the favorable parts of the regional fold architecture.

Courageous Lake Project

At Courageous Lake, the Company’s 2024 actual and full-year planned expenditures are summarized in the following table:

($000s)	Actual	Plan (full year)
Payroll	187	444
Environmental and social	17	149
Technical and engineering	217	200
Other property or holding costs	113	176
Total	534	969

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake Project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project to unlock shareholder value or conducting additional exploration outside the area of known reserves and resources.

In the current quarter, the Company filed an updated Preliminary Feasibility Study (the “2024 PFS”) for Courageous Lake. The 2024 PFS all-open pit mine plan shows a considerably more profitable mining operation and incorporates design changes that improve its performance on certain sustainability measures compared to its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade, and smaller mine footprint. The 2024 PFS outlines the production of 2.5 million ounces of gold over the initial 12.6-year life of the mine. A stand-alone analysis of the potential expansion below the 2024 PFS mine plan was included as a Preliminary Economic Assessment (“2024 PEA”) forming a separate part of the PFS.

Significant changes from the 2012 PFS include:

●	A 73% increase in after-tax NPV of 5% to US$523 million from US$303 million in 2012

●	A 50% reduction in initial capital from US$1,522 million to US$747 million

●	Increased after-tax IRR from 7.3% to 20.6%

●	Reduced capital payback period from 11.2 years to 2.8 years

●	Average gold reserve grade increased 19% from 2.2 g/t to 2.6 g/t

●	Life of mine strip ratio reduced by 39% from 12.5 to 7.58

●	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at June 30, 2024, was $45.1 million compared to $54.5 million on December 31, 2023 (see table below). Decreased cash resources resulted from the cash used in early works infrastructure work at KSM, environmental, reclamation, and exploration projects, and corporate and administrative costs, offset by cash raised through equity issuances (discussed below). Included in current liabilities at June 30, 2024, is $9.6 million of flow-through premium liability which is a non-cash item (December 31, 2023 - $5.5 million) and will be reduced as flow-through expenditures are incurred.

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company has in place an ATM offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. During the six months ended June 30, 2024, the Company raised $31.3 million (year ended December 31, 2023 - $42.8 million), and as at June 30, 2024, US$44.1 million was available under the ATM. Subsequent to the quarter end, the Company raised an additional $8.3 million through its ATM offering. The Company intends to fully utilize the ATM offering currently in place and believes that with this it will have sufficient liquidity to continue its operations and meet its obligations for the next twelve months. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities, including proceeding with additional payments pursuant to the Facilities Agreement with BC Hydro. When required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

($000s)	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	71,309	82,438
Amounts receivable and prepaid expenses	10,037	7,763
Investment in marketable securities	4,502	3,750
Total current assets	85,848	93,951
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	29,777	32,734
Flow-through share premium	9,553	5,543
Lease obligations	629	373
Provision for reclamation liabilities	759	759
Total current liabilities	40,718	39,409
Working Capital (1)	45,130	54,542

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

Secured Notes

On June 29, 2023, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) issued a secured note and royalty arrangement (collectively referred to as the “2023 Secured Note”) on the KSM Project with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”). The 2023 Secured Note has a principal amount of US$150 million, bears interest at 6.5% per annum and matures upon the earlier of commercial production and March 24, 2032 or March 24, 2035 if certain events occur, as described below. The arrangement includes conditions and multiple features that could alter the Company’s obligation to Sprott. The 2023 Secured Note includes options for Sprott to put the royalty back to the Company if KSM’s Environmental Assessment Certificate (the “EAC”) expires or if project financing for construction is not secured. Unless Sprott exercises its put rights at an earlier date, the 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project and sold, in the range of 1% to 1.5%, to be paid in perpetuity. The Company has the option to reduce the royalty percentage after commercial production.

The key terms of the 2023 Secured Note include:

●	The 2023 Secured Note matures (“Maturity Date”) at the earlier of:

a)	Commercial production being achieved at KSM; and

b)	Either March 24, 2032, or, if the EAC expires and Sprott does not exercise its right to put the 2023 Secured Note to the Company, March 24, 2035.

●	On the Maturity Date, the NSR is issued and Sprott may satisfy the obligation to pay the NSR purchase price of US$150 million with cash or setting-off the amount against the note principal amount due.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred (“Deferred Interest Payment”) and US$21.5 million must be paid on or before 30 months after the closing date. Deferred interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1% to 1.2%. The Company can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares, with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).

●	Project Financing Repayment Amount: If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time US$155 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

●	EAC Repayment Amount: If the KSM Project’s EAC expires at any time while the 2023 Secured Note is outstanding, Sprott can put the note back to the Company at any time over the following nine months for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

Subsequent to the quarter end on July 26, 2024, KSM received the Substantially Started designation from the BC government. This designation affirms the validity of the EAC for the life of the KSM Project and eliminates the possibility that the investors can put the secured note back to the Company for the EAC expiry.

If Sprott exercises its put right, its right to purchase the NSR terminates. The Company can elect to make payment in the form of Seabridge common shares instead of cash for the Project Financing Repayment Amount, and any interest payments, including the Deferred Interest Payment.

A number of the above-noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecasts and discount rates. During the six months ended June 30, 2024, the fair value of the 2023 Secured Note decreased, and the Company recorded a $59.9 million gain (year ended December 31, 2023 - $80.7 million loss) on the remeasurement.

On March 24, 2022, the Company entered into an agreement selling a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing were to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started. The Substantially Started designation ensures the continuity of the KSM Project’s approved EAC for the life of the project. The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates. Subsequent to the quarter end on July 26, 2024, KSM received the Substantially Started designation from the BC government. This designation affirms the validity of the EAC for the life of the KSM Project and eliminates the possibility that the investors can put the secured note back to the Company for the EAC expiry.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast from five-year quoted forward price, and the discount rates. During the six months ended June 30, 2024, the fair value of the 2022 Secured Note decreased, and the Company recorded a $31.0 million gain (year ended December 31, 2023 - $30.8 million loss) on the remeasurement.

To satisfy the interest payment on the 2022 Secured Note, during the current quarter the Company issued 555,791 common shares in respect of the interest incurred during six months ended June 30, 2024 (year ended December 31, 2023 - 1,285,178 common shares).

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. During the first quarter of 2023, a US$100 million prospectus supplement was filed and the program was renewed. In the first quarter of 2023, the Company entered into a new agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in January 2025. In 2023, the Company issued 2,516,839 shares, at an average selling price of $17.36 per share, for net proceeds of $42.8 million under the Company’s ATM offering. During the six months ended June 30, 2024, the Company issued 1,657,108 shares, at an average selling price of $19.28 per share, for net proceeds of $31.3 million under the Company’s ATM offering. As at June 30, 2024, US$44.1 million was available under the ATM. Subsequent to the quarter end, the Company issued 409,556 shares, at an average selling price of $20.75 per share, for net proceeds of $8.3 million under the Company’s ATM offering.

On June 5, 2024, the Company issued a total of 575,000 flow-through common shares at an average $31.26 per common share for aggregate gross proceeds of $18.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2024. At the time of issuance of the flow-through shares, $6.4 million premium was recognized as a liability on the interim condensed consolidated statements of financial position.

In December 2023, the Company issued a total of 875,150 flow-through common shares at an average $22.34 per common share for aggregate gross proceeds of $19.6 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2023. At the time of issuance of the flow-through shares, $5.5 million premium was recognized as a liability on the consolidated statements of financial position. During the six months ended June 30, 2024, the Company incurred $8.1 million of qualifying exploration expenditures and $2.4 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2023, the Company incurred $15.0 million of qualifying exploration expenditures and the $4.2 million premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

During the six months ended June 30, 2024, the Company received $0.9 million upon the exercise of 50,000 stock options.

During 2024, operating activities, including working capital adjustments, used $8.6 million cash compared to $7.5 million cash used by operating activities in the prior-year period. The increase in cash used in operating activities was mainly due to higher general and administrative expenses, and working capital movement that was partially offset by lower interest income, lower financing costs and lower environmental rehabilitation disbursements. Operating activities in the near term are expected to remain stable or increase marginally given the growth in projects and corporate activity in the Company.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

COMMITMENTS AND CONTINGENCIES

The Company has the following commitments as at June 30, 2024:

	Payments due by years
($000s)	Total	2024	2025-26	2027-28	2029-30
2022 Secured Note – interest	130,111	10,009	40,034	40,034	40,034
2023 Secured Note – interest	102,824	-	49,444	26,690	26,690
Capital expenditure obligations	26,357	26,357	-	-	-
Flow-through share expenditures	29,418	11,446	17,972	-	-
Mineral interests	7,668	139	1,633	2,510	3,386
Lease obligation	3,074	660	1,109	881	424
	299,452	48,611	110,192	70,115	70,534

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project.

The cost to complete the construction is estimated to be $32.9 million of which the Company had paid $24.9 million to BC Hydro as at December 31, 2023, and the remaining balance was paid during the first quarter of 2024. In addition, the Facilities Agreement requires $59.8 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company had paid $57.1 million to BC Hydro as at December 31, 2023, and the remaining balance was paid during the first quarter of 2024. The $59.8 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption. On March 21, 2024, the Company signed an amendment to the Facilities Agreement with BC Hydro for additional payments that are scheduled for $14.0 million in July 2024 and $40.0 million, that subject to financing, will be paid in December 2024. As at June 30, 2024, prepayments to complete the design and construction amounted to $106.7 million inclusive of $14.0 million which was accrued as at June 30, 2024 and paid subsequent to the quarter end.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid, in cash or by delivering common shares, on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%.

OTHER CONTINGENCIES

As previously disclosed in the Company’s prior years financial statements and in its unaudited condensed consolidated interim financial statements for the period ended March 31, 2024, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at June 30, 2024. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.5 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed discovery process with the Department of Justice and will continue to move the appeal process forward, including settling an agreed statement of facts and settling court dates for the hearing. The Company intends to continue to fully defend its position. Based on the facts and circumstances of the Company’s objection, the Company concludes that it is more likely than not that it will be successful in its objection. As at June 30, 2024, the Company has paid $1.6 million to the Receiver General, and the CRA has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of June 30, 2024 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

CONTROLS AND PROCEDURES

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of June 30, 2024, that they are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Changes to Internal Controls Over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

An independent privacy assessment review and systems penetration test was completed in 2023. The review reported on the vulnerability and assessed the level of protection from external threats to the Company’s data and information systems. During the fourth quarter of 2023, a cyber security framework was developed and implemented.

SHARES ISSUED AND OUTSTANDING

On August 13, 2024, the issued and outstanding common shares of the Company totaled 89,486,607. In addition, there were 571,593 RSUs. Assuming the conversion of all of the RSUs, there would be 90,058,200 common shares issued and outstanding.

Related Party Transactions

During six months ended June 30, 2024 and 2023, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 in the Company’s unaudited interim condensed consolidated financial statements for the period ended June 30, 2024.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve several business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.